MINTZ LEVIN Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 24, 2008

VIA EDGAR AND FEDEX

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:	ProLink Holdings Corp.
Post-Effective Amendment No. 1 on Form S-1
to Registration Statement on Form SB-2
Filed June 30, 2008
File No. 333-140547

Post-Effective Amendment No. I on Form S-1
to Registration Statement on Form SB-2
Filed June 30, 2008
File No. 333-140582

Dear Mr. Shuman:

On behalf of ProLink Holdings Corp. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 2 on Form S-1 to the Company’s Registration Statement on Form SB-2, File No. 333-140547, and Post-Effective Amendment No. 2 on Form S-1 to the Company’s Registration Statement on Form SB-2, File No. 333-140582, (together, the “Amendments”). We are delivering courtesy copies of the Amendments, both clean and marked to Post-Effective Amendment No. 1 of each respective filing, each as filed with the Commission on June 30, 2008, to you and Katherine Wray of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letters dated July 9, 2008 and September 18, 2008 (the “Comment Letters”). The responses are numbered to correspond to the comments set forth in the respective Comment Letters, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
September 24, 2008

On behalf of the Company, we advise you as follows:

Comment Letter dated July 9, 2008

General

1.
We note that the staff of the Division of Corporation Finance currently has outstanding comments relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2007, and its Form 10-Q for the quarterly period ended March 31, 2008. We note further that your post-effective amendments contain financial statements and related information for periods covered by these periodic reports. All comments relating to the staff's open review of your periodic filings will need to be resolved, and any corresponding changes to your post-effective amendments will need to be made, prior to effectiveness of the post-effective amendments.

Response: We refer the Commission to a letter addressed to the Company from Mark Kronforst, dated September 17, 2008, that states that Mr. Kronforst had completed his review of the Company’s Form 10-KSB and had no further comments.

Comment Letter dated September 18, 2008

General

1.
We note that the most recent balance sheet included in your filings is as of March 31, 2008. Please amend your filings to provide financial information that satisfies the requirements of Article 8 of Regulation S-X. Please update the remainder of each filing appropriately, to reflect the updated financial and other information you will be adding.

Response: We have revised the Amendments in accordance with the staff’s request.

2.
With the next amendment to each of your registration statements, please file a currently dated consent of your independent auditors concerning the reference to and use of their report on the audited financial statements included in the applicable filing.

Response: We have included a currently dated consent of our independent auditors in accordance with the staff’s request.

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
September 24, 2008

Closing Comments

At the request of the staff, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason

cc:	Katherine Wray
United States Securities and Exchange Commission

Lawrence D. Bain
ProLink Holdings Corp.

Kenneth Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.